Mail Stop 4561

September 25, 2008

Guy Robert Whittaker
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn
PO Box 1000
Edinburgh, Scotland EH12 1HQ

      RE: **The Royal Bank of Scotland Group plc**
                Form 20-F for Fiscal Year Ended December 31, 2007
                File No. 001-10306

Dear Mr. Whittaker,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 5. Tax, page 125

1.   Please tell us and revise future filings to disclose the nature of your prior period adjustments included in your tax reconciliation. Specifically, tell us the cause or origination of the adjustments, the periods in which they originated, a description of the transactions or balance sheet items to which they relate and why these adjustments were not originally recorded in prior periods.

Note 10. Financial Instruments, page 127

2.	Due to the significance of your derivative balances and for purposes of greater transparency, please consider revising future filings to disclose the amount of change, during the period and cumulatively, in the fair value of your derivatives that is attributable to changes in your own credit risk and disclose your method for determining this amount.

Note 35. Analysis of the Net Investment in Bus. Interests and Intangible Assets, page 184

3.	You disclose that under the terms of the Consortium and Shareholders' Agreement, consortium members other than the Group have agreed to acquire, in due course, various ABN AMRO businesses including operations in Brazil, the commercial and retail businesses in the Netherlands, the private clients business and Interbanca. Please tell us if you have classified these businesses as disposal groups. If you have, please revise future filings to more clearly state this fact. If you have not, please tell us and provide supporting accounting guidance on how you determined that they should not be classified as a disposal group.

4.	Please tell us and revise future filings to disclose how you initially recognized and subsequently measure the disposal group. If you do not measure the disposal group at the lower of carrying amount and fair value less costs to sell, please tell us the accounting guidance on which you rely.

Exhibits 12.1 and 12.2, Section 302 Certifications

5.	We note that paragraph 4 of your certifications included as Exhibits 12.1 and 12.2 to the Form 20-F contains modifications of the exact form of certification as set forth in Item 12 of Form 20-F. For example, the certifications add the word "we" in the first sentence of paragraph 4 and include a reference to the "annual report" in paragraph 4(a) rather than referring to only the "report". In future filings, please ensure that the certifications are in the exact form as set forth in Item 12 of Form 20-F, except as otherwise indicated in Commission statements or staff interpretations.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Michael Volley, Staff Accountant at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief